UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40086

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-275842) of Portage Biotech Inc. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into Material Agreements – Sale of Ordinary Shares

On January 29, 2025, Portage Biotech Inc. (the “Company”) completed the sale of 524,390 ordinary shares for aggregate proceeds of US$2,150,000, at a per share price of US$4.10, the closing price of a share on the Nasdaq Stock Market on the date preceding the date of the securities purchase agreement. The shares were sold to two directors of the Company, Messrs. Gregory Bailey and James Mellon. The shares were sold in a private placement transaction pursuant to Regulation S, and are being issued as restricted stock. The proceeds will be used for general corporate purposes and working capital.

In connection with the sale of the shares, the Company entered into a registration rights agreement that provides for two demand registrations at any time on a Form F-1 or equivalent and once each year on a Form F-3, provided the anticipated value of the shares being registered is at least $500,000. The registration rights agreement has a term of seven years. The Company is obligated to pay the costs of the registration statement but not any broker or other selling commissions due to a broker or dealer engaged by the selling shareholders.

The forms of securities purchase agreement and registration rights agreement and a copy of the press release is filed herewith as exhibits.

Exhibits

Exhibit Number	Description

4.1	Form of Securities Purchase Agreement to purchase ordinary shares, dated January 23, 2025.

4.2	Registration Rights Agreement dated January 23, 2025.

99.1	Press Release dated January 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2025

PORTAGE BIOTECH INC.

By: /s/ Andrea Park
Andrea Park
Chief Financial Officer